Exhibit 99.1

N E W S
R E L E A S E

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS $700,000 INVESTMENT IN
LEHMAN BROTHERS BOND.

JERSEY CITY, N.J. —September 22, 2008, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced that its investment portfolio includes an investment in a bond issued by Lehman Brothers in the amount of $700,000.

At this time the Company expects to record in the third quarter a one time charge to its investment income reducing GAAP earnings by $500,000 to $600,000, reflecting the estimated permanent decline in the value of this investment.  The negative impact on the Company’s GAAP earnings per share for the third quarter of 2008 as well as for fiscal 2008 is approximately 3 to 4 cents.

The Company said that it regards this charge as having a non-material impact on its liquidity as its current balances of cash, short-term and long-term investments amount to approximately $48 million.

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The Company is not updating any other components of its previously provided estimates for the third quarter of 2008 or for Fiscal 2008 and the Company undertakes no obligation to update its guidance.

About Fundtech
Fundtech Ltd. is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to third-quarter GAAP earnings per share; third-quarter Non-GAAP earnings per share; full-year 2008 GAAP earnings per share; and full-year 2008 Non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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